                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                           ------------------------

                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            BANCTEXAS GROUP, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Class B Common Stock, $0.01 Par Value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  059786400
                     -----------------------------------
                                (CUSIP Number)


                                Allen H. Blake
                            Senior Vice President
                              First Banks, Inc.
                              135 North Meramec
                           Clayton, Missouri 63105
                                (314) 854-4600
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               August 31, 1994
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.

                                 SCHEDULE 13D

CUSIP NO.  059786400                                       PAGE 2 OF 104 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST BANKS, INC.
      43-117-5538
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) /  /
                                                                        (b) /X /
- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      BK, 00 (General Corporate Funds of Reporting Person)
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      MISSOURI, U.S.A.
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     37,500,000
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     37,500,000
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,500,000
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100 PERCENT OF THE CLASS B COMMON (65.16 PERCENT OF ALL VOTING COMMON)
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC, CO
- --------------------------------------------------------------------------------

                          ITEM 1.  SECURITY AND ISSUER

                 This statement relates to the recently-authorized Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), issued by BancTEXAS Group, Inc., a Delaware corporation ("BTX"), whose principal executive offices are located at 13747 Monfort Drive, Dallas, Texas 75240.


                        ITEM 2.  IDENTITY AND BACKGROUND

                 This statement is filed by First Banks, Inc., a Missouri corporation and registered bank holding company ("First Banks"). The controlling shareholders of First Banks are (i) Mary W. Dierberg and James F. Dierberg, II, trustees under the living trust of James F. Dierberg, II, dated July 24, 1989, (ii) Mary W. Dierberg and Michael James Dierberg, trustees under the living trust of Michael James Dierberg, dated July 24, 1989, (iii) Mary W. Dierberg and Ellen C. Dierberg, trustees under the living trust of Ellen C. Dierberg, dated July 17, 1992, and (iv) James F. Dierberg, trustee of the James
F. Dierberg living trust, dated October 8, 1985. Mr. James F. Dierberg and Mrs. Mary W. Dierberg are husband and wife, and Messrs. James F. Dierberg, II, Michael James Dierberg and Miss Ellen C. Dierberg are their children (the "Dierberg Family").

                 The directors and executive officers of First Banks and their positions with First Banks are as follows:

    James F. Dierberg                 Chairman of the Board of Directors,
                                      President and Chief Executive Officer

    Allen H. Blake                    Senior Vice President, Chief
                                      Financial Officer, Secretary and Director

    John A. Schreiber                 Senior Vice President - Commercial
                                      Banking

    Thomas A. Bangert                 Vice President of Operations

    Laurence J. Brost                 Vice President and Controller

    Mark T. Turkcan                   Senior Vice President - Mortgage
                                      Banking

    Donald W. Williams                Senior Vice President and Chief
                                      Credit Officer

    Donald Gunn, Jr.                  Director

    George Markos                     Director

                 The information required by this Item 2 with respect to First Banks, the Dierberg Family and each of the above- named persons is attached to this Schedule 13D as Exhibits 2A through 2N, and is incorporated herein by this reference. The information disclosed in Exhibits 2A through 2N is included pursuant to General Instruction C to Schedule 13D.


           ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The aggregate purchase price of the 37,500,000 shares of Class B Common Stock covered by this Schedule 13D was $30,000,000. First Banks purchased the Class B Common Stock with resources from its general corporate funds ($3,000,000) and funds borrowed ($27,000,000) pursuant to its existing Credit Agreement, as amended, with a group of unaffiliated commercial banks.


                        ITEM 4.  PURPOSE OF TRANSACTION

                 On May 19, 1994, First Banks and BTX entered into a Stock Purchase and Operating Agreement providing for, among other things, the purchase by First Banks of the 37,500,000 shares of Class B Common Stock covered by this Statement (the "Stock Purchase"). In connection with the transactions contemplated by the Stock Purchase and Operating Agreement, including the Stock Purchase, BTX distributed a proxy statement dated July 15, 1994 (the "BTX Proxy Statement") to its shareholders in connection with the 1994 Annual Meeting of Stockholders of BTX held on August 18, 1994, at which the shareholders of BTX voted to approve the Stock Purchase and Operating Agreement. The description of the Stock Purchase and the Stock Purchase and Operating Agreement herein is qualified in its entirety by the text of the Notice of Annual Meeting of Stockholders of BTX and attached BTX Proxy Statement (which includes the complete text of the Stock Purchase and Operating Agreement attached as Appendix I thereto) which is attached hereto as Exhibit 4 and is incorporated herein in its entirety by this reference.

                 The shares of Class B Common Stock covered by this statement are being held with a view toward exercising a controlling influence over BTX.

                 (a) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 3: Election of Directors (Nominees)" (which begins on page 21 of Exhibit
4); and Appendix I to Exhibit 4.

                 (b) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 3: Election of

Directors (Nominees)" (which begins on page 21 of Exhibit 4); and Appendix I to
Exhibit 4.

                 (c)      None.

                 (d) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 3: Election of Directors (Nominees)" (which begins on page 21 of Exhibit
4); and Appendix I to Exhibit 4.

                 (e) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 2: Amendments to BTX's Certificate of Incorporation" (which begins on page 19 of Exhibit 4); "Proposal No. 3: Election of Directors (Nominees)" (which begins on page 21 of Exhibit 4); Appendix I to Exhibit 4; and Appendix III to
Exhibit 4.

                 (f) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 3: Election of Directors (Nominees)" (which begins on page 21 of Exhibit
4); and Appendix I to Exhibit 4.

                 (g) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 2: Amendments to BTX's Certificate of Incorporation" (which begins on page 19 of Exhibit 4); "Proposal No. 3: Election of Directors (Nominees)" (which begins on page 21 of Exhibit 4); Appendix I to Exhibit 4; and Appendix III to
Exhibit 4.

                 (h)      None.

                 (i)      None.

                 (j) See the following sections of Exhibit 4 hereto, which are incorporated by reference herein: "Term of the Stock Purchase" (which begins on page 8 of Exhibit 4); "Operations After the Stock Purchase; Potential Effects on the Transaction" (which begins on page 18 of Exhibit 4); "Proposal No. 2: Amendments to BTX's Certificate of Incorporation" (which begins on page 19 of Exhibit 4); "Proposal No. 3: Election of Directors (Nominees)" (which begins on page 21 of Exhibit 4); Appendix I to Exhibit 4; and Appendix III to
Exhibit 4.

                 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) As of the close of business on August 31, 1994, First Banks beneficially owned 37,500,000 shares of Class B Common Stock, or 100% of such class of stock.

                 (b) First Banks beneficially owns 37,500,000 shares of the Class B Common Stock and has the sole power to vote and dispose of such shares.

                 (c) All transactions in the shares of Class B Common Stock effected by First Banks during the past sixty (60) days are described in
Exhibit 5(c) attached hereto. All such shares were purchased pursuant to the provisions of the Stock Purchase and Operating Agreement, a copy of which is attached as Appendix I to the BTX Proxy Statement attached hereto as Exhibit 4.

                 (d-e)    Not Applicable.


              ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                                     ISSUER

                 First Banks is controlled, through various family trusts, by the Dierberg Family. See discussion at Item 2 above.

                 On May 19, 1994, First Banks and BTX entered into the Stock Purchase and Operating Agreement with respect to the Class B Common Stock covered by this Statement. See discussion at Item 4 above.


                   ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Exhibit 4 - BTX Proxy Statement.

                 Exhibit 5(c) - Transactions in the Class B Common Stock effected during the past sixty (60) days.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FIRST BANKS, INC.



                                       By:    /s/ Allen H. Blake
                                           --------------------------------
                                            Allen H. Blake
                                            Senior Vice President

Date:    September 14, 1994

                                 Exhibit Index


Exhibit No.                                               Page No.
- ----------                                                -------
Exhibit 2A                                                    9

Exhibit 2B                                                   10

Exhibit 2C                                                   11

Exhibit 2D                                                   12

Exhibit 2E                                                   13

Exhibit 2F                                                   14

Exhibit 2G                                                   15

Exhibit 2H                                                   16

Exhibit 2I                                                   17

Exhibit 2J                                                   18

Exhibit 2K                                                   19

Exhibit 2L                                                   20

Exhibit 2M                                                   21

Exhibit 2N                                                   22

Exhibit 4                                                    23

Exhibit 5(c)                                                104